As filed with the Securities and Exchange Commission on June 3, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CVB FINANCIAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

California	6022	95-3629339
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

701 N. Haven Avenue, Suite 350
Ontario, California 91764
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher D. Myers
President and Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764
(909) 980-4030
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

William T. Quicksilver, Esq. Craig D. Miller, Esq. Renee E. Becker, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, California 90064 (310) 312-4000 (310) 312-4224 — Facsimile	Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 (213) 687-5600 — Facsimile

As soon as practicable after the effective date of this Registration Statement.
(Approximate date of commencement of proposed sale to the public)

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, no par value	$115,000,000	$6,417
Rights to Purchase Series A Preferred Stock(3)
Total:	$115,000,000	$6,417

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Associated with each share of the Common Stock of CVB Financial Corp. is one right to purchase one one-thousandth of a share of CVB Financial Corp. Series A Participating Preferred Stock (the “Series A Preferred Stock”) that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events. No separate consideration will be received by CVB Financial Corp. for the initial issuance of the rights to purchase the Series A Preferred Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2009

PRELIMINARY PROSPECTUS
    ●    Shares

Common Stock

We are offering    ●    shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CVBF.” On June 2, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $6.28 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total

Public offering price	$	●	$	●
Underwriting discounts and commissions	$	●	$	●
Proceeds to CVB Financial Corp. (before expenses)	$	●	$	●

The underwriters also may purchase up to an additional    ●    shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about    ●    , 2009.

Keefe, Bruyette & Woods	Sandler O’Neill + Partners, L.P.

The date of this prospectus is    ●    , 2009.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

•	Local, regional, national and international economic conditions and events and the impact they may have on us and our customers;

•	Ability to attract deposits and other sources of liquidity;

•	Oversupply of inventory and continued deterioration in values of California real estate, both residential and commercial;

•	A prolonged slowdown in construction activity;

•	Changes in the financial performance and/or condition of our borrowers;

•	Changes in the level of non-performing assets and charge-offs;

•	Ability to repurchase our securities issued to the U.S. Treasury pursuant to its Capital Purchase Program;

•	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, executive compensation and insurance) with which we and our subsidiaries must comply;

•	Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	Inflation, interest rate, securities market and monetary fluctuations;

•	Political instability;

•	Acts of war or terrorism, or natural disasters, such as earthquakes, or the effects of pandemic flu;

•	The timely development and acceptance of new banking products and services and perceived overall value of these products and services by users;

•	Changes in consumer spending, borrowing and savings habits;

•	Technological changes;

•	The ability to increase market share and control expenses;

•	Changes in the competitive environment among financial and bank holding companies and other financial service providers;

•	Continued volatility in the credit and equity markets and its effect on the general economy;

•	The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•	Changes in our organization, management, compensation and benefit plans;

•	The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; and

•	Our success at managing the risks involved in the foregoing items.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on Form 8-K, among other places. Any investor in us should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at www.sec.gov.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. CVB Financial Corp.’s business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “CVB Financial Corp.,” the “Company,” “we,” “us,” “our,” or similar references, mean CVB Financial Corp. and its subsidiaries on a consolidated basis. References to “Citizens Business Bank” or the “Bank” means our wholly owned banking subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.cbbank.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 7, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 7, 2009; and

•	Our Current Reports on Form 8-K filed with the SEC on January 2, 2009, January 7, 2009, January 27, 2009 and February 26, 2009.

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764
(909) 980-4030

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About CVB Financial Corp.

CVB Financial Corp., a California corporation organized in 1981, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. We focus on providing a wide range of banking, investing and trust services through our wholly owned banking subsidiary, Citizens Business Bank, which is our principal asset. Citizens Business Bank, which has conducted business since 1974, is a California state-chartered bank headquartered in Ontario, California. Citizens Business Bank is the largest financial institution headquartered in the Inland Empire region of Southern California, based on assets. As of March 31, 2009, the Bank serves 40 cities with 43 business financial centers and 5 commercial banking centers in the Inland Empire, Los Angeles County, Orange County and the Central Valley areas of California. Its leasing division, Citizens Financial Services, provides vehicle leasing, equipment leasing and real estate loan services.

As of March 31, 2009, we had consolidated total assets of $6.42 billion, total deposits of $3.79 billion, and loans and leases totaling $3.66 billion. Through our network of banking offices, we emphasize personalized service combined with a full range of banking and trust services for businesses, professionals and individuals located in the service areas of our offices. Although we focus the marketing of our services to small-and medium-sized businesses, a full range of retail banking services are made available to the local consumer market.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System, or the Federal Reserve. We are required to file with the Federal Reserve reports and other information regarding our business operations and the business operations of our subsidiaries. As a California chartered bank, Citizens Business Bank is subject to primary supervision, periodic examination, and regulation by the California Department of Financial Institutions, and by the Federal Deposit Insurance Corporation, or the FDIC, as its primary federal regulator.

Our principal executive office is located at 701 North Haven Avenue, Suite 350, Ontario, California 91764, telephone number: (909) 980-4030.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	CVB Financial Corp., a California corporation.

Common stock offered	● shares of common stock, no par value.

Over-allotment option	We have granted the underwriters an option to purchase up to an additional ● shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock outstanding after this offering	● shares of common stock. (1)(2)

Use of Proceeds	We intend to use the proceeds from the sale of our common stock, along with other funds, to redeem all of the 130,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or Series B Preferred Stock, and to repurchase the ten-year warrant to purchase up to 1,669,521 shares of our common stock, previously sold to the U.S. Department of the Treasury, or the U.S. Treasury, under its Capital Purchase Program. The approvals of the U.S. Treasury and our banking regulators are required for the repurchase of these securities. If we do not receive the necessary regulatory approvals to repurchase the Series B Preferred Stock and the related warrant, or our board of directors subsequently determines not to repurchase the Series B Preferred Stock and the related warrant, we will use the net proceeds of this offering for general corporate purposes and may contribute some portion of the net proceeds to the capital of the Bank, which will use such amount for its general corporate purposes.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CVBF.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on ● shares of common stock outstanding as of ● , 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 3,495,391 shares of common stock issuable under our stock compensation plans and 1,669,521 shares of common stock issuable upon the exercise of the warrant held by the U.S. Treasury.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2008 and at and for the three month periods ended March 31, 2009 and 2008.

The selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected statement of financial condition data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and the summary statement of financial condition data as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus.

The summary financial data at and for the three months ended March 31, 2009 and 2008 have been derived from our unaudited interim financial statements included in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and March 31, 2008, respectively, and are incorporated by reference in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the three months ended March 31, 2009, are not necessarily indicative of our expected results for the full year ending December 31, 2009.

	At or For the Three
	Months Ended March 31,		At or For The Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Amounts and numbers in thousands except per share amounts)

Interest Income	$78,962	$83,219	$332,518	$341,277	$316,091	$246,884	$197,257
Interest Expense	23,670	39,089	138,839	180,135	147,464	77,436	46,517
Net Interest Income	55,292	44,130	193,679	161,142	168,627	169,448	150,740
Provision for Credit Losses	22,000	1,700	26,600	4,000	3,000	—	—
Other Operating Income	16,357	8,140	34,457	31,325	33,258	27,505	27,907
Other Operating Expenses	31,397	28,399	115,788	105,404	95,824	90,053	89,722

Earnings Before Income Taxes	18,252	22,171	85,748	83,063	103,061	106,900	88,925
Income Taxes	5,084	5,987	22,675	22,479	32,481	36,710	27,698

NET EARNINGS	$13,168	$16,184	$63,073	$60,584	$70,580	$70,190	$61,227

Basic Earnings Per Common Share(1)	$0.13	$0.19	$0.75	$0.72	$0.84	$0.83	$0.74

Diluted Earnings Per Common Share(1)	$0.13	$0.19	$0.75	$0.72	$0.83	$0.83	$0.73

Cash Dividends Declared Per Common Share	$0.085	$0.085	$0.340	$0.340	$0.355	$0.420	$0.480

Cash Dividends Paid on Common Shares	7,083	7,093	28,317	28,479	27,876	27,963	23,821
Dividend Pay-Out Ratio(3)	53.79%	43.83%	44.90%	47.01%	39.50%	39.84%	38.91%
Weighted Average Common Shares(1):
Basic	83,174,373	83,151,328	83,120,817	83,600,316	84,154,216	84,139,254	83,221,496
Diluted	83,303,201	83,521,594	83,335,503	84,005,941	84,813,875	84,911,893	84,258,933
Common Stock Data:
Common Shares Outstanding(1)	83,326,511	83,095,678	83,270,263	83,164,906	84,281,722	84,073,227	83,416,193
Book Value Per Share(1)	$6.05	$5.44	$5.92	$5.11	$4.60	$4.07	$3.81

	At or For the Three
	Months Ended March 31,		At or For The Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Amounts and numbers in thousands except per share amounts)

Financial Position:
Assets	$6,416,089	$6,374,802	$6,649,651	$6,293,963	$6,092,248	$5,422,283	$4,510,752
Investment Securities Available-for-Sale	2,319,051	2,546,367	2,493,476	2,390,566	2,582,902	2,369,892	2,085,014
Net Loans(4)	3,593,104	3,357,481	3,682,878	3,462,095	3,042,459	2,640,660	2,117,580
Deposits	3,785,265	3,260,668	3,508,156	3,364,349	3,406,808	3,424,045	2,875,039
Borrowings	1,812,516	2,362,353	2,345,473	2,339,809	2,139,250	1,496,000	1,186,000
Junior Subordinated Debentures	115,055	115,055	115,055	115,055	108,250	82,476	82,746
Stockholders’ Equity	626,361	451,789	614,892	424,948	387,325	342,189	317,224
Equity-to-Assets Ratio(2)	9.76%	7.09%	9.25%	6.75%	6.36%	6.31%	7.03%
Financial Performance:
Net Income to Beginning Equity	8.68%	15.32%	14.84%	15.64%	20.63%	22.13%	21.35%
Net Income to Average Equity (ROE)	8.56%	14.91%	13.75%	15.00%	19.45%	20.77%	20.25%
Net Income to Average Assets (ROA)	0.81%	1.05%	0.99%	1.00%	1.22%	1.44%	1.46%
Net Interest Margin (TE)(5)	3.75%	3.25%	3.41%	3.03%	3.30%	3.86%	3.99%
Efficiency Ratio(6)	63.24%	56.16%	57.45%	55.93%	48.18%	45.72%	50.22%
Credit Quality:
Allowance for Credit Losses	$65,755	$34,711	$53,960	$33,049	$27,737	$23,204	$22,494
Allowance/Total Loans	1.80%	1.02%	1.44%	0.95%	0.90%	0.87%	1.05%
Total Non-Accrual Loans	$48,037	$2,707	$17,684	$1,435	$—	$—	$2
Non-Accrual Loans/Total Loans	1.31%	0.08%	0.47%	0.04%	0.00%	0.00%	0.00%
Allowance/Non-Accrual Loans	136.88%	1282.27%	305.13%	2,303%	—	—	—
Net (Recoveries)/Charge-offs	$10,205	$38	$5,689	$1,358	$(1,533)	$46	$(1,212)
Net (Recoveries)/Charge-Offs/Average Loans	0.28%	0.00%	0.16%	0.04%	−0.05%	0.00%	−0.06%
Regulatory Capital Ratios
For the Company:
Leverage Ratio	9.8%	7.7%	9.8%	7.6%	7.8%	7.7%	8.3%
Tier 1 Capital	14.6%	11.4%	14.2%	11.0%	12.2%	11.3%	12.6%
Total Capital	16.0%	12.4%	15.5%	12.0%	13.0%	12.0%	13.4%
For the Bank:
Leverage Ratio	9.7%	7.4%	9.7%	7.1%	7.0%	7.3%	7.8%
Tier 1 Capital	14.4%	11.0%	13.9%	10.5%	11.0%	10.8%	11.9%
Total Capital	15.7%	11.9%	15.2%	11.3%	11.8%	11.5%	12.7%

(1)	All per share information has been retroactively adjusted to reflect the 10% stock dividend declared December 20, 2006 and paid January 19, 2007, the 5-for-4 stock split declared on December 21, 2005, which became effective January 10, 2006, and the 5-for-4 stock split declared December 15, 2004, which became effective December 29, 2004. Cash dividends declared per share are not restated in accordance with generally accepted accounting principles.

(2)	Stockholders’ equity divided by total assets.

(3)	Cash dividends divided by net earnings.

(4)	Net of deferred fees and allowance for credit losses.

(5)	Net interest income (TE) divided by total average earning assets.

(6)	Noninterest expense divided by total revenue (net interest income, after provision for credit losses, and other operating income).

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Relating to Recent Economic Conditions and Governmental Response Efforts

Difficult economic and market conditions have adversely affected our industry.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•	We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•	The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

•	The value of the portfolio of investment securities that we hold may be adversely affected.

•	We may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our business, financial condition and results of operations.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008, or the Emergency Economic Stabilization Act, in response to the current crisis in the financial sector. The U.S. Treasury and banking regulators have implemented a number of programs under this legislation to address capital and liquidity issues in the banking system. On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009, or the American Recovery and Reinvestment Act. There can be no assurance, however, as to the actual impact that the Emergency Economic Stabilization Act or the American Recovery and Reinvestment Act will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the Emergency Economic Stabilization Act or American Recovery and Reinvestment Act to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material, adverse effect on our business, financial condition, results of operations, access to credit or the value of our securities.

U.S. and international financial markets and economic conditions could adversely affect our liquidity, results of operations and financial condition.

Recent turmoil and downward economic trends have been particularly acute in the financial sector. Although we remain well capitalized and have not suffered any significant liquidity issues as a result of these recent events, the cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers realize the impact of an economic slowdown and recession. In view of the concentration of our operations and the collateral securing our loan portfolio in Central and Southern California, we may be particularly susceptible to the adverse economic conditions in the state of California where our business is concentrated. In addition, the severity and duration of these adverse conditions is unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us.

We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.

For the quarter ended March 31, 2009, we recorded a $22 million provision for credit losses and charged off $10.2 million, net of $99,000 in recoveries. For the year ended December 31, 2008, we recorded a $26.6 million provision for credit losses and charged off $5.7 million, net of $348,000 in recoveries. There has been a significant slowdown in the housing market in portions of Los Angeles, Riverside, San Bernardino and Orange counties and the Central Valley area of California where a majority of our loan customers are based. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to financial strain on home builders and suppliers. As of March 31, 2009, we had $2.3 billion in real estate loans and $0.33 billion in construction loans. Continuing deterioration in the real estate market generally and in the residential building segment in particular could result in additional loan charge-offs and provisions for credit losses in the future, which could have a material adverse effect on our financial condition, net income and capital.

Declines in commodity prices may adversely affect our results of operations.

As of March 31, 2009, approximately 11% of our loan portfolio was comprised of dairy and livestock loans. Our dairy and livestock loans are made to borrowers both within and outside of our Central and Southern California branch footprint. Recent declines in commodity prices, including milk prices, could adversely impact the ability of those to whom we have made dairy and livestock loans to perform under the terms of their borrowing arrangements with us. In particular, declines in commodity prices could result in additional loan charge-offs and provisions for credit losses in the future, which could have a material adverse effect on our financial condition, net income and capital.

Risks Related to Our Market and Business

Our allowance for credit losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We maintain an allowance for credit losses to provide for loan and lease defaults and non-performance. The allowance is also appropriately increased for new loan growth. While we believe that our allowance for credit losses is adequate to cover inherent losses, we cannot assure you that we will not increase the allowance for credit losses further or that regulators will not require us to increase this allowance.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Our loan portfolio is predominantly secured by real estate and thus we have a higher degree of risk from a downturn in our real estate markets.

A further downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and national disasters particular to California. Substantially all of our real estate collateral is located in California. If real estate values continue to further decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and prospects could be adversely affected.

We may experience goodwill impairment.

If our estimates of segment fair value change due to changes in our businesses or other factors, we may determine that impairment charges on goodwill recorded as a result of acquisitions are necessary. Estimates of fair value are determined based on our earnings and our fair value as determined by our stock price. If our fair value declines, we may need to recognize goodwill impairment in the future which would have a material adverse affect on our results of operations and capital levels.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. At March 31, 2009, our balance sheet was liability sensitive and, as a result, our net interest margin tends to decline in a rising interest rate environment and expand in a declining interest rate environment. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan origination volumes are affected by market interest rates. Higher interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. In addition, in a rising interest rate environment, we may need to accelerate the pace of rate increases on our deposit accounts as compared to the pace of future increases in short-term market rates. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality and loan origination volume.

We are subject to extensive government regulation that could limit or restrict our activities, which, in turn, may hamper our ability to increase our assets and earnings.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules, regulations and supervisory guidance and policies applicable to us are subject to regular modification and change. Perennially, various laws, rules and regulations are proposed, which, if adopted, could impact our operations by making compliance much more difficult or expensive, restricting our ability to originate or sell loans or further restricting the amount of interest or other charges or fees earned on loans or other products.

The short term and long term impact of the Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain.

As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short term impact of the implementation of Basel II may be or what impact a pending alternative standardized approach to Basel II option for non-Basel II U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

Failure to manage our growth may adversely affect our performance.

Our financial performance and profitability depend on our ability to manage past and possible future growth. Future acquisitions and our continued growth may present operating, integration and other issues that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face strong competition from financial services companies and other companies that offer banking services.

We conduct most of our operations in California. The banking and financial services businesses in California are highly competitive and increased competition in our primary market area may adversely impact the level of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. These competitors include national banks, foreign banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology driven products and services. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption of these services or systems or breaches in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. In addition, the American Recovery and Reinvestment Act has imposed significant limitations on executive compensation for recipients, such as us, of funds under the U.S. Treasury’s Troubled Asset Relief Program, or TARP, Capital Purchase Program, which may make it more difficult for us to retain and recruit key personnel. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President, and certain other employees. In addition, our success has been and continues to be highly dependent upon the services of our directors, many of whom are at or nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

The terms of our outstanding preferred stock limit our ability to pay dividends on and repurchase our common stock.

The Purchase Agreement between us and the U.S. Treasury, pursuant to which we sold $130 million of our Series B Preferred Stock and issued a warrant to purchase up to 1,669,521 shares of our common stock provides that prior to the earlier of (i) December 5, 2011 and (ii) the date on which all of the shares of the Series B Preferred Stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without the consent of the U.S. Treasury, (a) increase the quarterly cash dividend on our common stock above $0.085 per share, the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series B Preferred Stock. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series B Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant issued to the U.S. Treasury could have a negative effect on the value of our common stock.

Our outstanding preferred stock impacts net income available to our common stockholders and earnings per common share, and the warrant issued to the U.S. Treasury as well as other potential issuances of equity securities may be dilutive to holders of our common stock.

The dividends declared and the accretion on our outstanding preferred stock will reduce the net income available to common stockholders and our earnings per common share. Our outstanding preferred stock will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant issued to the

U.S. Treasury is exercised. The shares of common stock underlying the warrant represent approximately 2.0% of the shares of our common stock outstanding as of March 31, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction. In addition, to the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur additional dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our shareholders.

Because of our participation in the TARP, we are subject to several restrictions, including restrictions on compensation paid to our executives.

Pursuant to the terms of the Purchase Agreement, we adopted certain standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity issued pursuant to the Purchase Agreement. These standards generally apply to our Chief Executive Officer, Chief Financial Officer, and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods. Since the warrant issued to the U.S. Treasury has a ten year term, we could potentially be subject to certain executive compensation and corporate governance restrictions for a ten-year time period. Pursuant to the American Recovery and Reinvestment Act, further compensation restrictions, including significant limitations on incentive compensation, have been imposed on our senior executive officers and most highly compensated employees. Such restrictions and any future restrictions on executive compensation, which may be adopted, could adversely affect our ability to hire and retain senior executive officers.

Anti-takeover provisions of our articles of incorporation and by-laws and federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our articles of incorporation and by-laws and certain other actions we have taken could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These include, among other things, a shareholder rights plan and the authorization to issue “blank check” preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Department of Financial Institutions has approved such acquisition of control. A person would be deemed to have acquired control of Citizens Business Bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of Citizens Business Bank, or (2) to direct or cause the direction of the management and policies of Citizens Business Bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control Citizens Business Bank.

These provisions of our articles of incorporation and by-laws and federal and state law may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

Changes in stock market prices could reduce fee income from our brokerage, asset management and investment advisory businesses.

We earn substantial wealth management fee income for managing assets for our clients and also providing brokerage and investment advisory services. Because investment management and advisory fees are often based on the value of assets under management, a fall in the market prices of those assets could reduce our fee income. Changes in stock market prices could affect the trading activity of investors, reducing commissions and other fees we earn from our brokerage business.

Risks Relating to this Offering

We may not be able to repurchase the Series B Preferred Stock and the warrant sold to the U.S. Treasury as soon as we desire, thereby requiring us to continue to operate under the restrictions imposed by the U.S. Treasury under the Capital Purchase Program, and such restrictions may have unforeseen and unintended adverse effects on our business.

As described in “Use of Proceeds,” we intend to use the proceeds of this offering, along with other funds, to repurchase the 130,000 shares of Series B Preferred Stock and to repurchase the ten-year warrant to purchase up to 1,669,521 shares of our common stock previously sold to the U.S. Treasury under its Capital Purchase Program. The repurchase of the Series B Preferred Stock and the warrant are subject to regulatory approval. We can make no assurances as to when, or if, we will receive such approval. Until such time as we repurchase the Series B Preferred Stock, we will remain subject to the respective terms and conditions set forth in the agreements we entered into with the U.S. Treasury under the Capital Purchase Program. Among other things, prior to December 5, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third parties, the consent of the U.S. Treasury would be required for us to increase our quarterly common stock dividend above $0.085 per share, the amount of our last quarterly cash dividend per share declared prior to October 14, 2008, except in limited circumstances. Further, the continued existence of the Capital Purchase Program investment subjects us to increased regulatory and legislative oversight. The American Recovery and Reinvestment Act includes, among other things, amendments to the executive compensation provisions of the Emergency Economic Stabilization Act, and directs the Secretary of the Treasury to adopt standards that will implement the amended provisions of the Emergency Economic Stabilization Act and directs the SEC to issue rules in connection with certain of the amended provisions. However, the particular scope of those standards and rules, and the timing of their issuance, is not known. These, and any future legal requirements and implementing standards under the Capital Purchase Program may apply retroactively and may have unforeseen or unintended adverse effects on Capital Purchase Program participants and on the financial services industry as a whole. They may require us to expend significant time, effort and resources to ensure compliance, and the evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

Except as described in the section entitled “Underwriting,” we are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We frequently evaluate opportunities to access the capital markets taking into account our regulatory capital ratios, financial condition and other relevant considerations, and subject to market conditions, we may take further capital actions in addition to issuance of the shares offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets.

In addition, we face significant regulatory and other governmental risk as a financial institution and a participant in the Capital Purchase Program, and it is possible that capital requirements and directives could in the future require us to change the amount or composition of our current capital, including common equity. In this regard, we note that we were not one of the 19 institutions required to conduct a forward-looking capital assessment, or “stress test,” in conjunction with the Federal Reserve and other federal bank supervisors, pursuant to the Supervisory Capital Assessment Program, a complement to the U.S. Treasury’s Capital Assistance Program, which makes capital available to financial institutions as a bridge to private capital in the future. However, the stress assessment requirements under the Capital Assistance Program or similar requirement could be extended or otherwise impact financial institutions beyond the 19 participating institutions, including us. As a result, we could determine, or our regulators could require us, to raise additional capital. There could also be market perceptions regarding the need to raise additional capital, whether as a result of public disclosures that were made regarding the Capital Assistance Program stress test methodology or otherwise, and, regardless of the outcome of the stress tests or other stress case analysis, such perceptions could have an adverse effect on the price of our common stock.

The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to shareholders of our common stock, including purchasers of common stock in this offering. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility, which, in recent months, has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers’ underlying financial strength. As a result, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. This may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time and which may be beyond our control, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales or offerings of our equity or equity related securities, and other factors identified above under “Special Note Regarding Forward-Looking Statements” and below. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation, our market area, our competitors or the financial services industry in general;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity, equity-related or debt securities;

•	changes in the frequency or amount of dividends or share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	trading activities in our common stock, including short-selling;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a company separate and apart from Citizens Business Bank that must provide for our own liquidity. Substantially all of our revenues are obtained from dividends declared and paid by Citizens Business Bank. There are statutory and regulatory provisions that could limit the ability of Citizens Business Bank to pay dividends to us. Under applicable California law, Citizens Business Bank cannot make any distribution (including a cash dividend) to its shareholder, us, in an amount which exceeds the lesser of: (1) the retained earnings of Citizens Business Bank and (2) the net income of Citizens Business Bank for its last three fiscal years, less the amount of any distributions made by Citizens Business Bank to its shareholder during such period. Notwithstanding the foregoing, with the prior approval of the California Commissioner of Financial Institutions, Citizens Business Bank may make a distribution (including a cash dividend) to us in an amount not exceeding the greatest of: (1) its retained earnings; (2) its net income for its last fiscal year; and (3) its net income for its current fiscal year. At March 31, 2009, approximately $106.1 million of Citizens Business Bank’s equity was unrestricted and available to be paid as dividends to us.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and an opportunity for a hearing, that such bank cease and desist from such practice. Depending on the financial condition of Citizens Business Bank, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if Citizens Business Bank were to pay dividends. The Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies to pay dividends only out of current operating earnings. See “Dividend Policy.”

In addition, if any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, as discussed further below. Our rights and the rights of our creditors will be subject to that prior claim, unless we are also a direct creditor of that subsidiary.

The common stock is equity and therefore is subordinate to our and our subsidiaries’ indebtedness and preferred stock, and our ability to declare dividends on our common stock may be limited.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. We may, and Citizens Business Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding. Under the terms of the Series B Preferred Stock (which are described in more detail in the section entitled “Description of Capital Stock”), our ability to declare or pay dividends on or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on the Series B Preferred Stock. In addition, prior to December 5, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third-parties, the consent of the

U.S. Treasury will be required for us to, among other things, increase our common stock dividend above $0.085 except in limited circumstances. Our board of directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of the shareholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Also, as discussed above, we are a bank holding company and our ability to declare and pay dividends depends on certain federal regulatory considerations including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning or controlling with the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of our outstanding common stock and (2) any person not otherwise defined as a company by the Bank Holding Company Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our common stock or such nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $ ●  (or approximately $ ●  if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the proceeds from the sale of our common stock, along with other funds, to redeem all of the 130,000 shares of Series B Preferred Stock and to repurchase the ten-year warrant to purchase up to 1,669,521 shares of our common stock, previously sold to the U.S. Treasury under its Capital Purchase Program. The Series B Preferred Stock would be repurchased at its $1,000 per share liquidation preference, plus accrued and unpaid dividends, and the warrant would be repurchased at its fair market value, as determined pursuant to the Purchase Agreement and described below under “Description of Capital Stock — Treasury Warrant — Repurchase”. The approvals of the U.S. Treasury and our banking regulators are required for the repurchase of these securities. We can make no assurances as to when, or if, we will receive such approvals. If we do not receive the necessary regulatory approvals to repurchase the Series B Preferred Stock and the related warrant, or our board of directors subsequently determines not to repurchase the Series B Preferred Stock and the related warrant, we intend to use the net proceeds of this offering for general corporate purposes and may contribute some or all of the net proceeds to Citizens Business Bank, which would use such amount for its general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our capitalization, our per common share book values, and our regulatory capital ratios, each as of March 31, 2009 and to give effect to the issuance of the common stock offered hereby, assuming the repurchase of all of the Series B Preferred Stock and the related warrant, subject to regulatory approval.

	As of March 31, 2009
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)

Cash and cash equivalents	$101,214	●	(2)

Total Liabilities	$5,789,728	●

Stockholders’ equity
Preferred stock, authorized 20,000,000 shares without par; issued and outstanding 130,000	$121,860	●
Common stock, authorized 122,070,312 shares without par; issued and outstanding 83,326,511, actual; issued and outstanding ● shares, as adjusted	365,204	●
Retained earnings	104,291	●
Accumulated other comprehensive income, net of tax	35,006	●

Total stockholders’ equity	$626,361	●

Total Capitalization	$6,416,089	●

Per Common Share
Common book value per share	$6.05	●
Tangible common book value per share	5.27	●

Regulatory Capital Ratios
For the Company:
Leverage Ratio	9.8%	●
Tier 1 Capital	14.6%	●
Total Capital	16.0%	●
For the Bank:
Leverage Ratio	9.7%	●
Tier 1 Capital	14.4%	●
Total Capital	15.7%	●

(1)	Assumes that ● shares of our common stock are sold in this offering at $ ● per share and that the net proceeds thereof are approximately $ ● million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, common stock will increase to $ ● million.

(2)	If we do not receive regulatory approval to repurchase the Series B Preferred Stock and the related warrant, as adjusted cash and cash equivalents as of March 31, 2009 will increase to $ ● .

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table shows our ratio of earnings to fixed charges and preferred dividends on a consolidated basis. The ratio of earnings to fixed charges and preferred dividends has been computed by dividing net income plus all applicable income taxes plus fixed charges, by fixed charges and preferred dividend requirements.

For purposes of determining the ratio of earnings to fixed charges and preferred dividends, earnings are defined as the sum of pre-tax income from continuing operations and fixed charges. Fixed charges means the sum of interest expense, capitalized expenses related to indebtedness and an estimate of the interest within rental expense. We have separately presented our ratio of earnings to fixed charges and preferred dividends excluding interest on deposits and including interest on deposits. Preferred dividends means the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities.

	For The
	Quarter Ended
	March 31,	For The Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges and preferred dividends
Excluding interest on deposits	1.76	1.80	1.74	2.26	3.14	3.75
Including interest on deposits	1.58	1.60	1.46	1.69	2.35	2.86

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CVBF.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ Global Select Market and the cash dividends declared on the common stock. As of March 31, 2009, we had approximately 83,326,511 shares of common stock outstanding, held of record by approximately 1,920 shareholders. The last reported sales price of our common stock on the NASDAQ Global Select Market on June 2, 2009, was $6.28 per share.

Quarter Ended	High	Low	Dividends per Share

2009
June 30 (through June 2, 2009)	$7.77	$5.75
March 31	$12.11	$5.31	$0.085
2008
December 31	$14.75	$8.58	$0.085
September 30	$20.00	$7.12	$0.085
June 30	$12.62	$9.18	$0.085
March 31	$11.45	$8.40	$0.085
2007
December 31	$12.09	$9.96	$0.085
September 30	$13.00	$9.46	$0.085
June 30	$12.64	$10.69	$0.085
March 31	$13.76	$11.36	$0.085

DIVIDEND POLICY

The amount of future dividends will depend upon our earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis. It is Federal Reserve policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also Federal Reserve policy that bank holding companies should not maintain dividend levels that undermine the company’s ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Furthermore, under the federal Prompt Corrective Action regulations, the Federal Reserve or the FDIC may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Dividends from Citizens Business Bank constitute the principal source of income to CVB Financial Corp. Citizens Business Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to us, which determines our ability to pay dividends to our shareholders.

Under the terms of the Capital Purchase Program, for so long as any preferred stock issued under the Capital Purchase Program remains outstanding, we are prohibited from increasing dividends on our common stock in excess of $0.085 per share, and from making certain repurchases of equity securities, including our common stock, without the U.S. Treasury’s consent until the third anniversary of the U.S. Treasury’s investment or until the U.S. Treasury has transferred all of the preferred stock it purchased under the Capital Purchase Program to third parties. As long as the preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are also prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the General Corporation Law of the State of California, federal law, our articles of incorporation, as amended, and our bylaws, copies of which have been filed with the SEC and are also available upon request from us.

Common Stock

General

Our articles of incorporation, as amended, provide the authority to issue 122,070,312 shares of common stock, no par value per share. At March 31, 2009, there were 83,326,511 shares of common stock issued and outstanding, held of record by approximately 1,920 shareholders. In addition, at March 31, 2009, 3,495,391 shares of our common stock were issuable under our stock compensation plans. Our common stock is listed on the NASDAQ Global Select Market under the symbol “CVBF.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

Voting Rights

On any matter submitted to a vote of the shareholders, holders of common stock are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder’s name on our books as of the record date. In connection with the election of directors, the shares may be voted cumulatively. Cumulative voting allows each shareholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned, or to distribute the shareholder’s votes in the same fashion between two or more nominees.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding up of us, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods. As a holding company, our ability to pay distributions is affected by the ability of our bank subsidiary to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

Shareholder Rights Plan

Attached to each share of our common stock is a Series A Participating Preferred Stock purchase right, pursuant to a Preferred Shares Rights Agreement, adopted by our board of directors on June 21, 2000, or a shareholder rights plan, as discussed further below.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, no par value per share, 1,000,000 shares of which have been designated as Series A Participating Preferred Stock, or Series A Preferred Stock, of which none have been issued and none of which are outstanding as of the date of this prospectus, and 130,000 shares designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B all of which are issued and outstanding as of the date of this prospectus, with a $1,000 liquidation preference per share.

Our articles of incorporation, as amended, subject to limitations prescribed in such articles and subject to limitations prescribed by California law, authorize the board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without shareholder approval, the board of directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Series A Preferred Stock

Our Series A Preferred Stock was authorized by our board of directors in connection with the adoption of our shareholder rights plan in June 2000, discussed further below. No shares of our Series A Preferred Stock have ever been issued. Our Series A Preferred Stock, if ever issued, would rank junior to our Series B Preferred Stock, as discussed below.

Voting Rights

If and when issued, each share of Series A Preferred Stock would entitle the holder to 1,000 votes on all matters submitted to a vote of our shareholders. Except as otherwise provided in the Series A Preferred Stock Certificate of Determination, or by law, if and when issued, the holders of shares of Series A Preferred Stock and the holders of shares of common stock would vote together as one class on all matters submitted to a vote of our shareholders. Except as required by law, holders of Series A Preferred Stock would have no special voting rights and their consent would not be required (except to the extent they are entitled to vote with holders of common stock) for taking any corporate action.

Liquidation Rights

Upon any liquidation, dissolution or winding up of us, no distribution may be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, unless, prior to such distribution, the holders of shares of Series A Preferred Stock shall have received an amount per share equal to $1,000, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock are entitled to receive an aggregate amount per share, subject to certain provisions for adjustment, equal to the aggregate amount to be distributed per share to holder of shares of common stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event we, at any time, declare or pay any dividend on the common stock payable in shares of common stock, or effect a subdivision or combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise than by payment of a dividend in shares of common stock) into a greater or lesser number of shares of common stock, then the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted.

Dividends

Subject to the prior and superior right of the holders of any shares of any series of preferred stock (or any similar stock) ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, if and when issued, in preference to the holders of our common stock, and of any other junior stock, are entitled to receive when, as and if declared by the board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being referred to as a “quarterly dividend payment date”), in an amount per share equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment set forth in the Series A Preferred Stock Certificate of Determination, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event we at any time declare or pay any dividend on the common stock payable in shares of common stock, or effect a subdivision or combination or consolidation of the outstanding shares of common stock into a greater or lesser number of shares of common stock, then the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event is adjusted accordingly. Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, dividend payments on common stock or other classes of shares ranking junior to the Series A Preferred Stock are restricted until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding are paid in full.

Redemption

We may, at our option and with the approval of the board of directors, at any time prior to the earlier of (1) the close of business on the 10th day after the first date of a public announcement by us or an acquiring person (a person who has become or has obtained the right to become the beneficial owner of 20% or more of our common stock) that an acquiring person has become such or the 10th business day after the date a tender or exchange offer is first published or sent, and (2) the close of business on June 21, 2010, redeem all but not less than all the then-outstanding rights at a redemption price of $0.01 per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring since the date of the shareholder rights plan (such redemption price being herein referred to as the “redemption price”). Immediately upon the action of the board of directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the rights terminates and the only right thereafter of the holders of rights would be to receive the redemption price.

Series B Preferred Stock

On December 5, 2008, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 130,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, having a liquidation amount per share equal to $1,000, for a total price of $130,000,000. The holders of the Series B Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series B Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series B Preferred Stock is non-voting, except in limited circumstances. Prior to December 5, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any shares of our Series B Preferred Stock are outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series B Preferred Stock. We may not redeem the Series B Preferred Stock without requisite regulatory approval.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series B Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends.  If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our bylaws provide that in the event such voting right is triggered, the authorized number of directors on our board of directors shall be increased by two members. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights.  So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our articles of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•	any amendment or alteration of the certificate of determination for the Series B Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of the certificate of determination for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will be entitled to one vote for each share of Series B Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Dividends Payable On Shares of Series B Preferred Stock

Holders of shares of Series B Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period during the five year period following December 5, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, with payments having commenced on February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to California state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank:

•	Senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock (including our Series A Preferred Stock); and

•	at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding up.

So long as any shares of Series B Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series B Preferred Stock for all prior dividend periods, other than:

•	purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•	any dividends or distributions of rights or junior stock in connection with any shareholder rights plan or repurchases of rights pursuant to any shareholder rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or our subsidiary, including as trustee or custodian; and

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 5, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside, on the Series B Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date falling within the dividend period and related to the dividend payment date for the Series B Preferred Stock), with respect to the Series B Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred Stock from time to time out of any funds legally available for such payment, and the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Certificate of Determination of Series B Preferred Stock provides that such stock may not be redeemed prior to February 15, 2012, unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $32,500,000, which equals 25% of the aggregate liquidation amount of the Series B Preferred Stock on the date of issuance. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of Federal Reserve, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than us or our subsidiaries after December 5,

2008, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as our Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. The Certificate of Determination of Series B Preferred Stock provides that, after February 15, 2012, the Series B Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve, in whole or in part, subject to notice as described below. In connection with the adoption of the American Recovery and Reinvestment Act, subject to the approval of the U.S. Treasury and the Federal Reserve Board, we may repurchase the Series B Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

In any redemption or repurchase, the redemption or repurchase price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if less than all shares of Series B Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Treasury Warrant

In connection with the U.S. Treasury’s purchase of our Series B Preferred Stock, we issued to the U.S. Treasury, or the “warrantholder,” a warrant exercisable for 1,669,521 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $11.68 per share (the “Warrant”). The Warrant may be exercised at any time on or before December 5, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $130,000,000, which is equal to 100% of the aggregate liquidation preference of the Series B Preferred Stock, the number of shares of common stock underlying the Warrant then held by the warrantholder will be reduced by one-half of the original number of shares.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The warrantholder may not transfer a portion of the Warrant with respect to more than 50% of shares of common stock until the earlier of the date on which we have received aggregate gross proceeds from a qualified equity offering of at least $130,000,000 and December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.  The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment.  Until the earlier of December 5, 2011 and the date the initial warrantholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•	in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of December 5, 2008.

Other Distributions.  If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

Certain Repurchases.  If we effect a pro rata repurchase of common stock both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations.  In the event of a merger, consolidation or similar transaction by us that requires shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Repurchase

Following the redemption in whole of the Series B Preferred Stock held by the warrantholder or the transfer by the warrantholder of all of its Series B Preferred Stock to one or more unaffiliated third parties, we may, upon notice to the warrantholder, repurchase any portion of the Warrant at any time at Fair Market Value.

“Fair Market Value” is first determined by our board of directors, acting in good faith in reliance on an opinion of a nationally recognized independent investment banking firm. If the warrantholder disagrees with our board of directors’ determination, it may object within ten days. Following such an objection, an authorized representative of the warrantholder and our chief executive officer will promptly meet to agree upon the Fair Market Value. If, after ten days following the objection of the warrantholder, such parties are unable to agree on the Fair Market Value, the Appraisal Procedure may be invoked by either party within thirty days of the warrantholder’s objection.

“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the warrantholder and one chosen by us, mutually agree on the Fair Market Value. If the two independent appraisers are unable to agree, a third independent appraiser will be chosen by mutual consent of the first two appraisers. In certain cases where the determination of one appraiser differs widely from those of the other two appraisers, the disparate appraisal may be excluded. Whether or not an appraisal is so excluded, the Fair Market Value is the average of the included appraisals.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents, Shareholder Rights Plan, and Law

The following is a summary of certain provisions of law, our articles of incorporation and bylaws, and our shareholder rights plan, that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

With respect to our charter documents and our shareholder rights plan, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our board of directors and shareholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.

Charter Documents

Our authorized shares of common stock or preferred stock may be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Our bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at any annual or special meeting of shareholders.

Shareholder Rights Plan

Our shareholder rights plan, adopted by our board of directors on June 21, 2000, is designed to maximize long-term value and to protect our shareholders from improper takeover tactics and takeover bids which are not fair to all shareholders. In accordance with the shareholder rights plan, preferred share purchase rights were distributed as a dividend at the rate of one right to purchase one one-thousandth of a share of our Series A Preferred Stock at an initial exercise price of $50.00, upon the occurrence of certain triggering events. The exercise price and the number of shares of Series A Preferred Stock issuable upon exercise are subject to adjustment from time to time to prevent dilution.

The rights become exercisable, and will begin to trade separately from our common stock, upon the earlier of (1) 10 days following a public announcement that a person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock and (2) ten business days (or such later day as determined by the board of directors) after a person or group announces a tender offer or exchange offer, the consummation of which would result in ownership by a person or group of 20% or more of our common stock. Each right will entitle the holder to purchase our common stock having a current market value of twice the exercise price of the right. If we are acquired through a merger or other business combination transaction, or if there is a sale of more than 50% of our assets or earning power, each right will entitle the holder (other than rights held by the acquiring person) to purchase, at the exercise price, common stock of the acquiring entity having a value of twice the exercise price at the time.

Our board of directors has the option, at any time after a person becomes a 20% holder of our outstanding common stock, to exchange all or part of the rights (other than rights held by the acquiring person) for shares of our common stock provided that we may not make such an exchange after the person becomes the beneficial owner of 50% or more of our outstanding stock.

We may redeem the rights for $.01 each at any time on, or prior to, public announcement that a person has become the beneficial owner of 20% or more of our common stock. The rights will expire on June 21, 2010, unless earlier redeemed or exchanged.

Until a right is exercised, the holder will have no rights as a shareholder (other than any rights resulting from the holder’s ownership of our common stock), including the right to vote or receive dividends.

California and Federal Banking Law

The following discussion is a summary of certain provisions of California and federal law and regulations which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Department of Financial Institutions has approved such acquisition of control. A person would be deemed to have acquired control of Citizens Business Bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of Citizens Business Bank, or (2) to direct or cause the direction of the management and policies of Citizens Business Bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control Citizens Business Bank.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation or other business entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock.

We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting, but generally not backup withholding, will also apply if a broker has certain connections with the United States unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of the assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, or other retirement plan, account or arrangement to acquire our common stock should consider whether an investment in our common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit (i) employee benefit plans subject to Title I of ERISA, (ii) plans subject to Section 4975 of the Code, and (iii) any entity that holds plan assets by reason of investment in such entity by a plan described in (i) or (ii) above, including entities such as collective investment funds, partnerships, separate accounts, insurance company pooled separate accounts or insurance company general accounts (each of (i), (ii) and (iii), a “Plan,” and collectively, “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons engaged in the prohibited transaction, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“Similar Laws”).

We, and certain of our affiliates, are or may become “parties in interest” with respect to a number of Plans. Accordingly, the acquisition of shares of our common stock by a Plan from a person that is or becomes a “party in interest” may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless shares of our common stock are acquired pursuant to and in accordance with an applicable exemption. In such situations, our common stock may not be purchased or held by any Plan or any person investing “plan assets” on behalf of any Plan, unless (i) such purchase is eligible for exemptive relief available under a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor, or (ii) there is some other basis upon which the purchase of our common stock would not be prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for adequate consideration.

Each purchaser of shares of our common stock or any interest therein, and each person making the decision to purchase shares of our common stock on behalf of any such purchaser will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that (a) its purchase of shares of our common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase of shares of our common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase of shares of our common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA and Section 4975 of the Code and (ii) neither we nor any of our affiliates are acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase of shares of our common stock and have not provided any advice that has formed or may form a basis for any investment decision concerning the purchase of shares of our common stock. Each purchaser of shares of our common stock or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase of shares of our common stock or any interest therein that such purchase does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing shares of our common stock on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase under Similar Laws, as applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., as representatives of the several underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated    ●    , 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock, no par value per share, listed next to its name in the following table:

Underwriter of Shares	Number

Keefe, Bruyette & Woods, Inc.	●
Sandler O’Neill & Partners, L.P.	●

Total	●

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Director, officer and principal shareholder participation

At our request, the underwriters have reserved up to    ●    shares of our common stock for sale, at the public offering price, to our directors, officers, principal shareholders and related persons. Any shares purchased under this directed share program are subject to a    ●    -day lock-up period. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Over-allotment option

We have granted the Underwriters an option to buy    ●    additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $ ●  per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $ ●  per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional    ●    shares of common stock:

	No Exercise	Full Exercise

Per Share Total	●	●

Total	●	●

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $    ●    .

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of    ●     ( ● ) days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The ● -day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the ● -day restricted period and ends on the last day of the ● -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the ● -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ● -day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Select Market quotation

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “CVBF.”

Price stabilization, short positions and passive market making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the

Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of the Company incorporated from our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2006 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    ●     Shares

CVB Financial Corp.

Common Stock

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

    ●    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the Securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$6,417
FINRA filing fee	$12,000
Legal fees and expenses	$300,000
Accounting fees and expenses	$150,000
Printing fees and expenses	$9,000
Miscellaneous expenses	$10,000

Total Expenses	$487,417

Item 14.	Indemnification of Directors and Officers.

Section 317 of the California General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors, officers, employees and other agents of the corporation in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

Our board of directors has resolved to indemnify our officers and directors to the fullest extent permitted by Section 317 of the California General Corporation Law and Article Five of our articles of incorporation and Section 7.1 of our bylaws authorize us to provide for indemnification of our officers and directors to the same extent. This indemnification limits the personal monetary liability of directors in performing their duties on behalf of us, to the extent permitted by the California General Corporation Law, and permits the registrant to indemnify its directors and officers against certain liabilities and expenses, to the extent permitted by the California General Corporation Law.

In addition, we maintain directors’ and officers’ liability insurance that insures our directors and officers against certain liabilities, including certain liabilities under the Securities Act of 1933.

Item 16.	Exhibits

EXHIBIT
NUMBER	DESCRIPTION

1.1	Underwriting Agreement*
3.1	Articles of Incorporation of CVB Financial Corp., as amended(1)
3.2	Bylaws of CVB Financial Corp., as amended(1)
3.3	Certificate of Determination of Participating Series A Preferred Stock (See Exhibit 3.1 hereto)
3.4	Certificate of Determination of Participating Series B Preferred Stock(1)
4.1	Form of Certificate for the Common Stock(2)
4.2	Preferred Shares Rights Agreement, dated as of June 21, 2000, between CVB Financial Corp. and U.S. Stock Transfer Corp.(3)
4.3	Warrant to purchase up to 1,669,521 shares of Common Stock, issued on December 8, 2008(15)
4.4	Form of Rights Certificate (See Exhibit 4.2 hereto)
4.5	Summary of Rights (See Exhibit 4.2 hereto)
4.6	Form of Preferred Share Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series B(15)

EXHIBIT
NUMBER		DESCRIPTION

5.1		Opinion of Manatt, Phelps & Phillips, LLP regarding validity of the common stock being registered
10	.1(a)	Employment Agreement by and among Christopher D. Myers, CVB Financial Corp. and Citizens Business Bank, dated June 1, 2006†(4)
10	.1(b)	Restricted Stock Agreement by and between CVB Financial Corp. and Christopher D. Myers dated June 1, 2006†(4)
10	.1(c)	Deferred Compensation Plan for Christopher D. Myers, effective January 1, 2007†(14)
10.2		Chino Valley Bank Profit Sharing Plan, as amended†(5)
10.3		Form of Indemnification Agreement(6)
10.4		CVB Financial Corp. 1991 Stock Option Plan, as amended†(7)
10.5		CVB Financial Corp. 2000 Stock Option Plan†(8)
10	.6(a)	CVB Financial Corp. 2008 Equity Incentive Plan†(16)
10	.6(b)	Form of Stock Option Agreement pursuant to the 2008 Equity Compensation Plan†(9)
10	.6(c)	Form of Restricted Stock Agreement pursuant to the 2008 Equity Compensation Plan†(9)
10.7		CVB Financial Corp. Discretionary Performance Compensation Plan 2008†(9)
10.8		The Executive NonQualified Excess PlanSM Plan Document effective February 21, 2007†(14)
10.9		D. Linn Wiley Consulting Agreement dated April 16, 2008†(17)
10.10		Jay Coleman Consulting and Confidentiality Agreement, dated December 5, 2008†(18)
10.11		Severance Compensation Agreement for Edward J. Biebrich, dated December 31, 2008†(10)
10.12		Outside Directors’ Compensation†(11)
10.13		Base Salaries for Named Executive Officers of the Registrant†(12)
10	.14(a)	Offer letter for Christopher A. Walters, dated June 13, 2007†(13)
10	.14(b)	Severance Compensation Agreement for Christopher A. Walters, dated December 31, 2008†(10)
10	.15(a)	Offer letter for James F. Dowd, dated May 16, 2008†(1)
10	.15(b)	Severance Compensation Agreement for James F. Dowd, dated December 31, 2008†(10)
10	.16(a)	Offer letter for Todd E. Hollander, dated April 21, 2008†(1)
10	.16(b)	Severance Compensation Agreement for Todd E. Hollander, dated December 31, 2008†(10)
10.17		Form of Waiver, executed by each of Messrs. Christopher D. Myers, Edward J. Biebrich, Jr., Jay W. Coleman, James F. Dowd, Christopher Walters and Todd E. Hollander as to certain compensation benefits†(15)
10.18		Form of Consent, executed by each of Messrs. Christopher D. Myers, Edward J. Biebrich, Jr., Jay W. Coleman, James F. Dowd, Christopher A. Walters and Todd E. Hollander, to adoption of amendments to Benefit Plans as required by Section 111(b) of EESA†(15)
10.19		Letter Agreement, dated December 5, 2008, including the Securities Purchase Agreement Standard Terms incorporated by reference therein, between CVB Financial Corp. and the U.S. Treasury(15)
12.1		Statement regarding computation of ratios
21.1		Subsidiaries of CVB Financial Corp.(1)
23.1		Consent of KPMG LLP
23.2		Consent of McGladrey & Pullen, LLP
23.3		Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 filed herewith)
24.1		Powers of Attorney (included in the signature pages to the Registration Statement)

*	To be filed by amendment.

†	Indicates a management contract or compensation plan.

Except as noted below, Form 8-A12G, Form 8-K, Form 10-K and Form DEF 14A identified in the exhibit index have SEC file number 000-10140.

Δ We have entered into the following trust preferred security issuances and agree to furnish a copy to the SEC upon request:

(a) Indenture dated as of December 17, 2003 by and between CVB Financial Corp. and U.S. Bank, National Association, as Trustee (CVB Statutory Trust I).

(b) Indenture dated as of December 5, 2003, by and between CVB Financial Corp. and Wells Fargo Bank, National Association, as Trustee (CVB Statutory Trust II).

(c) Indenture by and between CVB Financial Corp. and U.S. Bank, National Association, as Trustee, dated as of January 31, 2006 (CVB Statutory Trust III).

(d) Indenture by and between FCB and Wells Fargo Bank, National Association, as Trustee, acquired on June 22, 2007 (FCB Statutory Trust II).

(1)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(2)	Incorporated herein by reference from our Form 8-A12G filed with the SEC on June 11, 2001.

(3)	Incorporated herein by reference from our Form 8-A12G filed with the SEC on June 22, 2000.

(4)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on June 7, 2006.

(5)	Filed as Exhibits 10.3 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, which is incorporated herein by this reference.

(6)	Filed as Exhibit 10.13 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1988, which is incorporated herein by this reference.

(7)	Incorporated herein by reference from our Quarterly Report on Form 10-Q filed with the SEC on May 13, 1998, Commission file number 1-10394.

(8)	Incorporated herein by reference from our Registration Statement on Form S-8 filed with the SEC on July 12, 2000, Commission file number 333-41198.

(9)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on May 23, 2008.

(10)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on January 7, 2009.

(11)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on March 14, 2005.

(12)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on March 24, 2008.

(13)	Incorporated herein by reference from our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007.

(14)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on March 1, 2007.

(15)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on December 8, 2008.

(16)	Incorporated herein by reference from our Definitive Proxy Statement on Form DEF 14A filed with the SEC on April, 16, 2008.

(17)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on April 18, 2008.

(18)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on January 2, 2009.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ontario, State of California, on June 3, 2009.

CVB FINANCIAL CORP.

By:	/s/ Christopher D. Myers
Christopher D. Myers
President and Chief Executive Officer

Power of Attorney

Each person whose signature appears below appoints Christopher D. Myers and Edward J. Biebrich, Jr., and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher D. Myers Christopher D. Myers	President and Chief Executive Officer (Principal Executive Officer), Director	June 3, 2009

/s/ Edward J. Biebrich, Jr. Edward J. Biebrich, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	June 3, 2009

/s/ George A. Borba George A. Borba	Chairman of the Board of Directors	June 3, 2009

/s/ John A. Borba John A. Borba	Director	June 3, 2009

/s/ Ronald O. Kruse Ronald O. Kruse	Vice Chairman of the Board of Directors	June 3, 2009

Robert M. Jacoby	Director	June 3, 2009

Signature	Title	Date

/s/ James C. Seley James C. Seley	Director	June 3, 2009

/s/ San E. Vaccaro San E. Vaccaro	Director	June 3, 2009

/s/ D. Linn Wiley D. Linn Wiley	Vice Chairman of the Board of Directors	June 3, 2009

EXHIBIT INDEX

EXHIBIT
NUMBER		DESCRIPTION

1.1		Underwriting Agreement*
3.1		Articles of Incorporation of CVB Financial Corp., as amended(1)
3.2		Bylaws of CVB Financial Corp., as amended(1)
3.3		Certificate of Determination of Participating Series A Preferred Stock (See Exhibit 3.1 hereto)
3.4		Certificate of Determination of Participating Series B Preferred Stock(1)
4.1		Form of Certificate for the Common Stock(2)
4.2		Preferred Shares Rights Agreement, dated as of June 21, 2000, between CVB Financial Corp. and U.S. Stock Transfer Corp.(3)
4.3		Warrant to purchase up to 1,669,521 shares of Common Stock, issued on December 8, 2008(15)
4.4		Form of Rights Certificate (See Exhibit 4.2 hereto)
4.5		Summary of Rights (See Exhibit 4.2 hereto)
4.6		Form of Preferred Share Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series B(15)
5.1		Opinion of Manatt, Phelps & Phillips, LLP regarding validity of the common stock being registered
10	.1(a)	Employment Agreement by and among Christopher D. Myers, CVB Financial Corp. and Citizens Business Bank, dated June 1, 2006†(4)
10	.1(b)	Restricted Stock Agreement by and between CVB Financial Corp. and Christopher D. Myers dated June 1, 2006†(4)
10	.1(c)	Deferred Compensation Plan for Christopher D. Myers, effective January 1, 2007†(14)
10.2		Chino Valley Bank Profit Sharing Plan, as amended†(5)
10.3		Form of Indemnification Agreement(6)
10.4		CVB Financial Corp. 1991 Stock Option Plan, as amended†(7)
10.5		CVB Financial Corp. 2000 Stock Option Plan†(8)
10	.6(a)	CVB Financial Corp. 2008 Equity Incentive Plan†(16)
10	.6(b)	Form of Stock Option Agreement pursuant to the 2008 Equity Compensation Plan†(9)
10	.6(c)	Form of Restricted Stock Agreement pursuant to the 2008 Equity Compensation Plan†(9)
10.7		CVB Financial Corp. Discretionary Performance Compensation Plan 2008†(9)
10.8		The Executive NonQualified Excess PlanSM Plan Document effective February 21, 2007†(14)
10.9		D. Linn Wiley Consulting Agreement dated April 16, 2008†(17)
10.10		Jay Coleman Consulting and Confidentiality Agreement, dated December 5, 2008†(18)
10.11		Severance Compensation Agreement for Edward J. Biebrich, dated December 31, 2008†(10)
10.12		Outside Directors’ Compensation†(11)
10.13		Base Salaries for Named Executive Officers of the Registrant†(12)
10	.14(a)	Offer letter for Christopher A. Walters, dated June 13, 2007†(13)
10	.14(b)	Severance Compensation Agreement for Christopher A. Walters, dated December 31, 2008†(10)
10	.15(a)	Offer letter for James F. Dowd, dated May 16, 2008†(1)
10	.15(b)	Severance Compensation Agreement for James F. Dowd, dated December 31, 2008†(10)
10	.16(a)	Offer letter for Todd E. Hollander, dated April 21, 2008†(1)
10	.16(b)	Severance Compensation Agreement for Todd E. Hollander, dated December 31, 2008†(10)
10.17		Form of Waiver, executed by each of Messrs. Christopher D. Myers, Edward J. Biebrich, Jr., Jay W. Coleman, James F. Dowd, Christopher Walters and Todd E. Hollander as to certain compensation benefits†(15)
10.18		Form of Consent, executed by each of Messrs. Christopher D. Myers, Edward J. Biebrich, Jr., Jay W. Coleman, James F. Dowd, Christopher A. Walters and Todd E. Hollander, to adoption of amendments to Benefit Plans as required by Section 111(b) of EESA†(15)

EXHIBIT
NUMBER	DESCRIPTION

10.19	Letter Agreement, dated December 5, 2008, including the Securities Purchase Agreement Standard Terms incorporated by reference therein, between CVB Financial Corp. and the U.S. Treasury(15)
12.1	Statement regarding computation of ratios
21.1	Subsidiaries of CVB Financial Corp.(1)
23.1	Consent of KPMG LLP
23.2	Consent of McGladrey & Pullen, LLP
23.3	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 filed herewith)
24.1	Powers of Attorney (included in the signature pages to the Registration Statement)

*	To be filed by amendment.

†	Indicates a management contract or compensation plan.

Except as noted below, Form 8-A12G, Form 8-K, Form 10-K and Form DEF 14A identified in the exhibit index have SEC file number 000-10140.

Δ We have entered into the following trust preferred security issuances and agree to furnish a copy to the SEC upon request:

(a) Indenture dated as of December 17, 2003 by and between CVB Financial Corp. and U.S. Bank, National Association, as Trustee (CVB Statutory Trust I).

(b) Indenture dated as of December 5, 2003, by and between CVB Financial Corp. and Wells Fargo Bank, National Association, as Trustee (CVB Statutory Trust II).

(c) Indenture by and between CVB Financial Corp. and U.S. Bank, National Association, as Trustee, dated as of January 31, 2006 (CVB Statutory Trust III).

(d) Indenture by and between FCB and Wells Fargo Bank, National Association, as Trustee, acquired on June 22, 2007 (FCB Statutory Trust II).

(1)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

(2)	Incorporated herein by reference from our Form 8-A12G filed with the SEC on June 11, 2001.

(3)	Incorporated herein by reference from our Form 8-A12G filed with the SEC on June 22, 2000.

(4)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on June 7, 2006.

(5)	Filed as Exhibits 10.3 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, which is incorporated herein by this reference.

(6)	Filed as Exhibit 10.13 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1988, which is incorporated herein by this reference.

(7)	Incorporated herein by reference from our Quarterly Report on Form 10-Q filed with the SEC on May 13, 1998, Commission file number 1-10394.

(8)	Incorporated herein by reference from our Registration Statement on Form S-8 filed with the SEC on July 12, 2000, Commission file number 333-41198.

(9)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on May 23, 2008.

(10)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on January 7, 2009.

(11)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on March 14, 2005.

(12)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on March 24, 2008.

(13)	Incorporated herein by reference from our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007.

(14)	Incorporated herein by reference from our Annual Report on Form 10-K filed with the SEC on March 1, 2007.

(15)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on December 8, 2008.

(16)	Incorporated herein by reference from our Definitive Proxy Statement on Form DEF 14A filed with the SEC on April, 16, 2008.

(17)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on April 18, 2008.

(18)	Incorporated herein by reference from our Current Report on Form 8-K filed with the SEC on January 2, 2009.